AR/S

2002 Annual Report
Our 93rd Year

U.S. GREEN BUILDING COUNCIL MEMBER

homasote
COMPANY

100% SINCE 1909

Dedication



Irving Flicker
January 11, 1915 – May 27, 2002

Irving Flicker served Homasote Company for 55½ years as an advisor, executive vice president, president, CEO, chairman of the board of directors and chairman emeritus. His record of service to the Homasote Company breaks the previous record of 53 years plus six weeks held by Pierino ("Pete") DiBlasio in 1972.

An astute businessman, he made significant contributions to the success of this business through his counsel and leadership. In recognition of his service and devotion to Homasote Company this annual report is dedicated to Mr. Flicker.

To Shareholders and Employees

Herewith is presented the annual report of Homasote Company for the year ended December 31, 2002. It is evident that the country is facing a year of economic challenge. Our Company's customers in both construction and packaging have expressed their concern over an uncertain business climate.

Homasote's major markets in millboard are multi-family housing and commercial construction, both of which showed periodic signs of growth, but were flat overall for the year. One major export customer was lost, but through the success of our millboard marketing sales effort, comparable volume suffered only slightly. Industrial (Pak-Line®) sales were also affected by the loss of a major export account. The loss of these two customers account for the majority of the sales decline in 2002.

On the millboard side, applications of Homasote building products have significantly changed over the last decade. We had traditionally sold our products into commodity applications with declining success due to competitive pressure from pricing and new products. Our products, marketing efforts and sales force now target the specification professional, such as the architectural, design and builder communities. In order to successfully sell to this type of customer, the Company must first have additional fire ratings and code approvals in place as well as third party independent testing to substantiate our marketing claims. We have completed a substantial portion of this transformation.

We proudly promote that our products are made from 100% recycled materials and have a finished product recycled content that is second to none in the building industry. We are also moving towards long-term sustainability through our products, our manufacturing process and our goal to achieve increased energy efficiency, all of which will improve our products life-cycle benefits.

Homasote has an historic opportunity in the market. Our company is a member of the United States Green Building Council (USGBC), a consensus organization whose mission is to champion the cause of green design in building. The USGBC developed a rating system called LEED (Leadership in Energy & Environmental Design), under which buildings are rated based on six categories: sustainable sites, water efficiency, energy and atmosphere, materials & resources, indoor air quality and innovation & design process. Each category has an accumulated potential point value. A building can achieve a rating based on the number of points it achieves during construction or renovation. Homasote products offer an opportunity to achieve points in several of the six categories mentioned. There is tremendous momentum and exponential growth in this market, both in the public and private sectors, to achieve a LEED-rated building. Homasote's marketing plan, to be a specification-driven product line and offer unsurpassed environmental advantages, provides an unprecedented opportunity to market our products to the USGBC audience, which consists of architects, design professionals, federal, state and local governments, schools and universities, and the high end private sector, all of whom are focused on sustainable construction.

On the industrial packaging side, we have focused our sales and marketing to provide a product line approach in specific industries such as glass, steel and paper. In the past, we have focused on providing packaging on a job basis, which has been a declining part of our business. Our Staple-Safe™ glass strip is an innovative new product for use as a glass pad during shipping. It is now widely accepted in the market. Both new and existing customers are now stocking this product. A specialized saw has been ordered so smaller lengths can be supplied to our customers, thereby adding value to our strip lines of Staple-Safe™ and Homex 300®. Similar steps have been taken to expand existing product lines in the paper and steel industries. There is also opportunity to use Homasote packaging in the returnable and sustainable packaging markets, which will fit in well with our efforts on the building products side and further enhance our Company's "green" image.

Net sales for 2002 were $25,067,400 versus 2001 sales of $25,721,385, a decrease of $653,985 or 2.5%. Net loss for the year was $(500,411) resulting in diluted net loss per common share of $(1.43). Working capital was $2,448,499, a decrease of $640,505 from the previous year.

Best wishes for a long and happy retirement to Les Kugler who retired at the end of 2002.

We wish to thank our loyal shareholders, directors, officers, management, employees, customers and suppliers for their continued support.



Warren L. Flicker
Chairman of the Board,
Chief Executive Officer



Peter J. McElvogue
President

Consolidated Five Year Highlights

	2002	2001(a)	2000	1999	1998
Net sales	$ 25,067,400	$ 25,721,385	$ 27,744,946	$ 25,018,201	$ 24,302,836
Depreciation and amortization	$ 1,290,700	$ 1,279,645	$ 1,262,672	$ 1,533,583	$ 1,365,692
Net (loss) earnings	$ (500,411)	$ 1,554,771	$ 313,692	$ (386,820)	$ (698,229)
Common shares outstanding (weighted average basic and diluted)	348,799	348,799	348,799	348,599	348,599
Basic and diluted net (loss) earnings per common share	$ (1.43)	$ 4.46	$ .90	$ (1.11)	$ (2.00)
Dividends-declared and paid	$ 0.00	$ 34,880	$ 34,880	$ 0.00	$ 0.00
Dividends per share	$ 0.00	$ .10	$ .10	$ 0.00	$ 0.00
Working capital	$ 2,448,499	$ 3,089,004	$ 1,928,925	$ 2,564,212	$ 2,902,215
Working capital ratio	1.7:1	1.9:1	1.5:1	1.8:1	1.6:1
Capital expenditures	$ 861,723	$ 1,355,098	$ 1,519,990	$ 1,282,412	$ 1,284,154
Total assets	$ 17,560,726	$ 20,395,447	$ 19,750,205	$ 19,560,532	$ 21,621,616
Long-term debt, excluding current portion	$ 1,395,833	$ 1,858,333	$ 2,305,833	$ 2,738,333	$ 3,155,833
Stockholders' equity	$ 6,106,967	$ 8,687,931	$ 7,168,040	$ 6,885,778	$ 7,272,598
Common shares outstanding	348,799	348,799	348,799	348,599	348,599
Per share book value of common stock	$ 17.51	$ 24.91	$ 20.55	$ 19.75	$ 20.86

(a)Net earnings and per share amounts include $1,708,472 related to an insurance settlement.

Two Year Dividend and Stock Price Comparison

CASH DIVIDENDS

Quarterly cash dividends for the last two years were as follows:

Quarter	2002	2001
First	$ 0.00	$ 0.05
Second	0.00	0.05
Third	0.00	0.00
Fourth	0.00	0.00
	$ 0.00	$ 0.10

STOCK PRICES

Quarterly stock prices for the Company's common stock for the last two years were as follows:

	2002		2001	
Quarter	High	Low	High	Low
First	$11.50	$10.35	$ 9.50	$ 9.13
Second	$11.00	$10.10	$11.25	$ 9.25
Third	$10.35	$10.00	$12.00	$ 9.90
Fourth	$10.15	$ 9.30	$11.50	$10.10

The common stock of the Company is traded over-the-counter.

The number of Stockholders of record of the Company at December 31, 2002 and 2001 is 221 and 223, respectively.

Profile Homasote Company manufactures building and industrial products used in various construction and manufacturing industries.

Homasote International Sales Co., Inc., is an export company, dissolved December 31, 2002.

Consolidated Statements of Operations

Years Ended December 31

	2002	2001	2000
Net sales	$25,067,400	$25,721,385	$27,744,946
Cost of sales	19,275,712	19,608,879	20,978,855
Gross profit	5,791,688	6,112,506	6,766,091
Selling, general and administrative expenses	6,239,838	6,270,149	6,460,247
Operating (loss) income	(448,150)	(157,643)	305,844
Other income (expense):			
Gain on sale of assets	900	13,600	27,350
Interest income	13,369	75,962	65,315
Interest expense	(77,182)	(102,212)	(130,003)
Insurance settlement	—	1,708,472	—
Other income	10,652	16,592	45,186
(Loss) earnings before income tax expense	(500,411)	1,554,771	313,692
Income tax expense	—	—	—
Net (loss) earnings	$ (500,411)	1,554,771	313,692
Basic and diluted net (loss) earnings per common share	$ (1.43)	$ 4.46	$ .90
Weighted average basic and diluted common shares outstanding	348,799	348,799	348,799

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

December 31

ASSETS	2002		2001	
Current Assets:				
Cash and cash equivalents	$ 210,091		$ 927,686	
Accounts receivable (net of allowance for doubtful accounts of $54,270 in 2002 and $61,392 in 2001)	2,095,099		1,592,103	
Inventories	3,417,984		3,506,725	
Deferred income taxes	118,147		190,017	
Prepaid expenses and other current assets	329,559		255,707	
Total Current Assets		$ 6,170,880		$ 6,472,238
Property, plant and equipment, net		10,625,092		11,044,361
Restricted cash		34,375		223,468
Prepaid benefit plan costs		—		2,608,035
Intangible pension asset		682,855		—
Other assets		47,524		47,345
Total Assets		$ 17,560,726		$ 20,395,447
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Short-term debt	$ 597,000		$ 564,000	
Current installments of long-term debt	462,500		447,500	
Accounts payable	2,138,889		1,895,924	
Accrued expenses	523,992		475,810	
Total Current Liabilities		$ 3,722,381		$ 3,383,234
Long-term debt, excluding current installments		1,395,833		1,858,333
Deferred income taxes		118,147		190,017
Obligations under benefit plans		6,217,398		6,083,758
Other liabilities		—		192,174
Total Liabilities		11,453,759		11,707,516
Commitments and Contingencies *(notes 4 and 10)*				
Stockholders' Equity:				
Common stock, par value $0.20 per share; Authorized 1,500,000 shares; Issued 863,995 shares	172,799		172,799	
Additional paid-in capital	898,036		898,036	
Retained earnings	14,627,514		15,127,925	
Accumulated other comprehensive loss	(2,080,553)		—	
	13,617,796		16,198,760	
Less cost of common shares in treasury, 515,196 shares in 2002 and 2001	7,510,829		7,510,829	
Total Stockholders' Equity		6,106,967		8,687,931
Total Liabilities and Stockholders' Equity		$ 17,560,726		$20,395,447

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

Years Ended December 31

	COMMON STOCK SHARES	COMMON STOCK PAR VALUE	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TREASURY STOCK	TOTAL STOCKHOLDERS' EQUITY
Balances at January 1, 2000	348,799	$ 172,799	$ 898,036	$13,329,222	$ —	$(7,514,279)	$ 6,885,778
Net earnings		—	—	313,692	—	—	313,692
Other comprehensive income							313,692
Reissuance of 200 shares of treasury stock		—	—	—	—	3,450	3,450
Dividends declared and paid ($0.10 per share)		—	—	(34,880)	—	—	(34,880)
Balances at December 31, 2000	348,799	172,799	898,036	13,608,034	—	(7,510,829)	7,168,040
Net earnings		—	—	1,554,771	—	—	1,554,771
Other comprehensive income							1,554,771
Dividends declared and paid ($0.10 per share)		—	—	(34,880)	—	—	(34,880)
Balances at December 31, 2001	348,799	172,799	898,036	15,127,925	—	(7,510,829)	8,687,931
Net loss		—	—	(500,411)	—	—	(500,411)
Net unrealized change in: Minimum pension liability adjustment		—	—	—	(2,080,553)	—	(2,080,553)
Other comprehensive loss							(2,580,964)
Balances at December 31, 2002	348,799	$ 172,799	$ 898,036	$14,627,514	$ (2,080,553)	$(7,510,829)	$ 6,106,967

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31

	2002	2001	2000
Cash flows from operating activities:			
Net (loss) earnings	$ (500,411)	$ 1,554,771	$ 313,692
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:			
Depreciation and amortization	1,290,700	1,279,645	1,262,672
Change in allowance on accounts receivable	(7,122)	10,000	—
Gain on disposal of fixed assets	(900)	(13,600)	(27,350)
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable, net	(495,874)	685,913	(257,926)
Decrease (increase) in inventories	88,741	(582,266)	56,511
(Increase) decrease in prepaid expenses and other current assets	(73,852)	(13,184)	41,957
Decrease (increase) in prepaid benefit plan costs	527,482	(106,432)	(235,890)
Increase in intangible pension asset	(682,855)	—	—
Increase in other assets	(9,887)	—	—
Increase (decrease) in accounts payable	242,965	(545,636)	427,137
Increase (decrease) in accrued expenses	48,182	(261,776)	18,460
Increase in obligations under benefit plans	133,640	117,627	119,573
Decrease in other liabilities	(192,174)	(477,012)	(141,636)
Net cash provided by operating activities	368,635	1,648,050	1,577,200
Cash flows from investing activities:			
Proceeds from sale of equipment	900	13,600	27,350
Capital expenditures	(861,723)	(1,355,098)	(1,519,990)
Decrease in restricted cash	189,093	468,310	128,845
Net cash used in investing activities	(671,730)	(873,188)	(1,363,795)
Cash flows from financing activities:			
Net proceeds from issuance of short-term debt	33,000	564,000	—
Repayment of long-term debt	(447,500)	(432,500)	(417,500)
Dividends declared and paid	—	(34,880)	(34,880)
Net proceeds from sale of treasury stock	—	—	3,450
Net cash (used in) provided by financing activities	(414,500)	96,620	(448,930)
Net (decrease) increase in cash and cash equivalents	(717,595)	871,482	(235,525)
Cash and cash equivalents at beginning of year	927,686	56,204	291,729
Cash and cash equivalents at end of year	$ 210,091	$ 927,686	$ 56,204
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 77,182	$ 102,212	$ 130,003

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2002, 2001, and 2000

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS: Homasote Company is in the business of manufacturing insulated wood fiberboard and polyisocyanurate foam products, and operates in only one industry segment: the manufacture and sale of rigid polyisocyanurate and structural insulating building materials and packing products for industrial customers. Sales in 2002 were distributed as follows: Building material wholesalers and contractors, approximately 72%; industrial manufacturers, approximately 28%; in 2001, building material wholesalers and contractors, approximately 69%; industrial manufacturers, approximately 31%; in 2000, building material wholesalers and contractors, approximately 71%; industrial manufacturers, approximately 29%. The Company's primary basic raw material, wastepaper, is generally readily available from two suppliers with which the Company has purchase contracts that expire in 2009 (see *note 10*).

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Homasote International Sales Co., Inc. All significant intercompany balances and transactions have been eliminated in consolidation. Homasote International Sales Co., Inc. was dissolved as of December 31, 2002.

CASH AND CASH EQUIVALENTS: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORY VALUATION: Inventories are valued at the lower of weighted average actual cost, which approximates first-in, first-out (FIFO), or market.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment are stated at cost. Depreciation of plant and equipment is computed using the straight-line and various accelerated methods at rates adequate to depreciate the cost of applicable assets over their expected useful lives. Maintenance and repairs are charged to operations as incurred and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the accumulated depreciation thereon is removed from the accounts with any gain or loss realized upon sale or disposal charged or credited to operations.

PRODUCT WARRANTIES: Product warranty costs are accrued when the covered products are delivered to the customer. Product warranty expense is recognized based on the terms of the product warranty and the related estimated costs, considering historical claims expense. Accrued warranty costs are reduced as these costs are incurred and as the warranty period expires. The table below presents the changes in the Company's accrual for product warranties, which is included in accrued expenses, for the year ended December 31, 2002.

Balance at January 1, 2002	$ 113,621
Accruals for product warranties issued during fiscal 2002	20,000
Settlements made during the period	(54,145)
Balance at December 31, 2002	$ 79,476

REVENUE RECOGNITION: Revenue from product sales is recognized when the related goods are shipped and title and risk of loss pass to the buyer. The Company generally has no obligations after the product is shipped except for routine and customary warranties. Consequently, the point at which the Company recognizes revenue is subject to very little judgment and subjectivity.

NET (LOSS) EARNINGS PER COMMON SHARE: Basic net (loss) earnings per common share has been computed by dividing net (loss) earnings by the weighted average number of common shares outstanding during the respective periods. Diluted net (loss) earnings per share is the same as basic net (loss) earnings per common share since the Company has a simple capital structure with only common stock outstanding in 2002, 2001 and 2000.

BUSINESS AND CREDIT CONCENTRATIONS: Sales of the Company's products are dependent upon the economic conditions of the housing and manufacturing industries. Changes in these industries may significantly affect management's estimates and the Company's performance.

The majority of the Company's customers are located in the northeastern United States, with the remainder spread throughout the United States and abroad. Export sales, primarily to Canada and the United Kingdom, accounted for approximately 6% in the year ended December 31, 2002 and 13% and 11% in the years ended December 31, 2001 and 2000, respectively, of the Company's sales. One customer accounted for 10%, 11% and 10% of the Company's sales in 2002, 2001 and 2000, respectively, and 7% and 17% of accounts receivable at December 31, 2002 and 2001, respectively.

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company estimates an allowance for doubtful accounts based upon the actual payment history of each individual customer. Consequently, an adverse change in the financial condition of a particular customer or the local economy could affect the Company's estimate of its bad debts.

EMPLOYEE BENEFIT PLANS: The Company has a non-contributory pension plan covering substantially all of its employees who meet age and service requirements. Additionally, a supplemental non-contributory plan covers certain key employees of the Company. The Company also provides certain health care and life insurance benefits to retired employees. The net periodic pension costs are recognized as employees render the services necessary to earn pension and post-retirement benefits.

INCOME TAXES: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

IMPAIRMENT OF LONG-LIVED ASSETS: Long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is generally based on discounted cash flows.

In August 2001, the FASB issued Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* Statement No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in a manner similar to the Company's policy described above. Statement No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company adopted Statement No. 144 on January 1, 2002 and such adoption had no effect on the Company's consolidated financial statements.

RECENTLY ADOPTED ACCOUNTING STANDARDS: On January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. The adoption of SFAS Nos. 141 and 142 did not impact the Company's financial position or results of operations.

On January 1, 2002, the Company adopted the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"). SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144 did not impact the Company's financial position or results of operations.

On January 1, 2002, the Company adopted the provisions of Emerging Issues Task Force ("EITF") Issue No. 00-25, *Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products* which is codified within EITF Issue No. 01-09, *Accounting for Consideration Given by a Vendor to a Customer.* The adoption of EITF No. 00-25 did not impact the Company's financial position or results of operations.

Notes to Consolidated Financial Statements continued

December 31, 2002, 2001, and 2000

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

USE OF ESTIMATES: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Areas in which the Company makes such estimates include inventory valuation, the valuation of long-lived assets, accounts receivable, deferred tax assets and pension and postretirement benefits. Actual results could differ from those estimates.

RECLASSIFICATIONS: Certain reclassifications have been made to the prior years' financial statements in order to conform with the current year presentation.

NOTE 2—INVENTORIES

The following are the major classes of inventories as of December 31, 2002 and 2001:

	2002	2001
Finished goods	$2,777,248	$2,670,284
Work in process	52,484	93,103
Raw materials	588,252	743,338
	$3,417,984	$3,506,725

Inventories include the cost of materials, labor and manufacturing overhead.

NOTE 3—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following at December 31:

	2002	2001	Estimated Useful Lives
Land	$ 591,492	$ 591,492	
Buildings and additions	9,057,465	9,057,465	10-50 years
Machinery and equipment	31,317,297	29,862,918	5-20 years
Office equipment	1,373,903	1,435,474	3-10 years
Automotive equipment	328,005	328,005	3-5 years
Construction in progress	71,326	694,187	
	42,739,488	41,969,541	
Less accumulated depreciation	32,114,396	30,925,180	
	$10,625,092	$11,044,361	

Note 4—DEBT

The Company is party to a loan agreement (the "Agreement") and promissory note with the New Jersey Economic Development Authority (the "Authority"). Under the Agreement, the Authority loaned the Company $4,140,000 out of the proceeds from the issuance of the Authority's Economic Growth Bonds (Greater Mercer County Composite Issue) 1996 Series E (the "Bonds") to be used in connection with specified capital expenditures described in the Agreement. Interest is charged at the variable rate of interest due on the Bonds (1.0% to 1.9% in 2002 and 1.1% to 4.3% in 2001).

In connection with the Agreement, the Authority also entered into a trust indenture with a bank (the "Bank") to serve as trustee and tender agent for the loan proceeds. The trust indenture is secured in part by the Agreement and by a direct pay Letter of Credit facility in the face amount of $4,209,000 of which $1,858,333 was outstanding at December 31, 2002. Principal and interest are payable monthly to the trustee in varying amounts through 2006. The Letter of Credit facility, which expires on November 15, 2003, contains financial and other covenants including minimum tangible net worth, cash flow coverage, current ratio and maximum liabilities to tangible net worth (all as defined). The Agreement was amended effective as of November 14, 2002 (the "Amended Agreement"). The Amended Agreement further provides for collateralization of the Letter of Credit facility with substantially all of the Company's assets excluding real property. The Company was not in compliance with the minimum tangible net worth and maximum liabilities to tangible net worth covenants as of December 31, 2002. This noncompliance was primarily attributable to the fluctuation in 2002, in accumulated other comprehensive loss resulting from a significant increase in the minimum pension liability. On April 29, 2003, the Company received a waiver of such non-compliance from the Bank as well as a commitment (the "Commitment") for a prospective amendment to the definition of equity for purposes of the financial covenants. In future periods, the definition of tangible net worth for purposes of covenant calculations will exclude accumulated other comprehensive income or loss attributable to pension. The Commitment further provides for an extension of the Letter of Credit facility through March 31, 2004 provided the Company is in compliance with all financial covenants and certain other conditions as defined. The Amended Agreement, which was further amended on May 29, 2003 (the "May 2003 Amendment"), revises the definition of tangible net worth, in accordance with the Commitment as previously discussed. The May 2003 Amendment also modifies prospectively the covenants relating to tangible net worth, cash flow coverage and current ratio. On July 24, 2003 the Company received from the Bank a waiver respecting the Company's noncompliance as of June 30, 2003 with the Cash Flow Coverage Ratio. Other than such noncompliance as of June 30, 2003, management believes it will be in compliance with the May 2003 amendment through December 31, 2003.

The balance of long-term debt outstanding (including current installments) at December 31, 2002 and 2001 was $1,858,333 and $2,305,833, respectively. The aggregate maturities of long-term debt at December 31, 2002, are as follows: 2003, $462,500; 2004, $477,500; 2005, $493,333; 2006, $425,000.

The Company had a $1.5 million demand note line of credit agreement with the Bank, the expiration of which was November 14, 2002. Interest was payable monthly at the Bank's prime rate less 0.25%. On November 14, 2002 the line of credit was renewed with an expiration date of June 30, 2003. Under the line of credit note, the Company may borrow up to a specified percentage of eligible receivables and inventory as defined. Interest is payable monthly at the Bank's prime rate (4.25% at December 31, 2002) plus 0.25%. As of December 31, 2002, $597,000 was outstanding under the line of credit. The unused credit available under this facility at December 31, 2002 was $903,000. The line of credit note also provides for an unused line of credit fee of 0.25% per annum. The note provides for prepayments and advances as required to satisfy working capital needs. The note is collateralized by substantially all of the Company's assets excluding real property. On May 29, 2003 the line of credit note was amended and restated to provide for an expiration date of March 31, 2004. All other terms of the note continue as defined in the renewal dated November 14, 2002.

Total interest costs incurred during 2002, 2001 and 2000 were approximately $77,000, $102,000 and $130,000, respectively.

Notes to Consolidated Financial Statements continued

December 31, 2002, 2001, and 2000

NOTE 5— INCOME TAXES

During 2002, 2001 and 2000, the Company has no current tax (benefit) expense as a result of current losses incurred or utilization of net operating loss carryforwards coupled with a change in the deferred tax valuation allowance which was equal to the change in deferred tax assets and liabilities.

The actual income tax (benefit) expense differs from the amounts computed by applying the U.S. federal income tax rate of 34% to (loss) earnings before income tax (benefit) expense as a result of the following:

	2002	2001	2000
Computed "expected" tax (benefit) expense ...	$ (170,140)	$ 528,622	$ 106,655
State income taxes, net of federal income tax (benefit) expense	(24,133)	97,554	21,776
Change in valuation allowance	162,269	(655,943)	(146,419)
Other	32,004	29,767	17,988
	$ —	$ —	$ —

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31 are presented below:

	2002	2001
Deferred tax assets:		
Accounts receivable, due to allowance for doubtful accounts	$ 21,675	$ 24,520
Inventories	152,311	154,969
Other liabilities, principally due to supplemental pension and postretirement costs	2,409,267	2,431,979
Nondeductible accrued expenses	31,744	48,233
Net operating loss carryforwards — Federal and State	859,775	521,556
Alternative minimum tax credit	26,000	26,000
Total deferred tax assets	3,500,772	3,207,257
Less valuation allowance	(1,490,327)	(497,085)
Net deferred tax assets	2,010,445	2,710,172
Deferred tax liabilities:		
Fixed assets, due to accelerated depreciation	1,814,385	1,668,416
Other assets, due to pension costs	196,060	1,041,756
Other	—	—
Total deferred tax liabilities	2,010,445	2,710,172
Net deferred tax asset	$ —	$ —

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon this assessment, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of existing valuation allowances at December 31, 2002. The amount of net deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The net change in the total valuation allowance for the years ended December 31, 2002 and 2001 was an increase of $993,242 of which $830,973 relates to the Other Accumulated Comprehensive Loss charged to stockholders' equity and a decrease of ($655,943), respectively. In addition, at December 31, 2002, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $1,811,000 and $4,057,000, respectively, which are available to reduce future income taxes, if any. The net operating loss carryforwards will begin to expire in year 2019 for federal and 2005 for state tax purposes.

Notes to Consolidated Financial Statements continued

December 31, 2002, 2001, and 2000

Note 6—OTHER LIABILITIES

The Company has a noncontributory defined benefit retirement plan (the "Pension Plan") covering all eligible employees. Benefits under the Pension Plan are calculated at a rate of $23.00 per month per year of service, as defined. Additionally, a supplemental non-contributory plan (the "Supplemental Plan") covering certain key employees of the Company provides retirement benefits based upon the employee's compensation, as defined, during the highest five of the last ten consecutive years preceding retirement.

The Company's funding policy for the Pension Plan is to contribute amounts sufficient to meet minimum funding requirements set forth in U.S. employee benefit and tax laws. The Company's policy for funding the Supplemental Plan is to contribute benefits in amounts as determined at the discretion of management. As of December 31, 2002 and 2001, the Supplemental Plan was unfunded.

The Company also provides a portion of certain health care and life insurance benefits for retired employees who have reached the age of 65. Partial benefits were previously provided to early retirees who had not reached the age of 65. The Company's policy is to fund the cost of health care and life insurance benefits for retirees in amounts determined at the discretion of management. As of December 31, 2002 and 2001, the plan was unfunded.

The following table sets forth the Company's defined benefit pension plans' benefit obligations, fair value of assets, funded status and other information:

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
Change in benefit obligation				
Benefit obligation at beginning of year	$ 8,414,014	$ 7,803,328	$ 2,508,954	$ 2,303,756
Service cost	156,816	125,035	54,530	60,956
Interest cost	587,649	590,268	159,749	173,587
Plan amendments	—	—	(1,370,064)	—
Actuarial loss	408,540	505,257	1,237,264	107,581
Benefits paid	(590,105)	(609,874)	(166,267)	(136,926)
Benefit obligation at end of year	8,976,914	8,414,014	2,424,166	2,508,954
Change in plan assets				
Fair value of plan assets at beginning of year	8,175,474	9,092,468	—	—
Actual return on plan assets	(903,298)	(429,232)	—	—
Employer contributions	146,769	171,172	166,267	136,926
Administrative expenses	(53,127)	(49,060)	—	—
Benefits paid	(590,105)	(609,874)	(166,267)	(136,926)
Fair value of plan assets at end of year	6,775,713	8,175,474	—	—
Reconciliation of funded status				
Funded status	(2,201,201)	(238,540)	(2,424,166)	(2,508,954)
Unrecognized transition asset	—	(5,543)	—	—
Unrecognized prior service cost	669,520	754,938	(144,141)	1,214,609
Unrecognized actuarial loss (gain)	1,032,409	(1,052,819)	(386,411)	(1,639,414)
Net amount recognized at year-end	$ (499,272)	$ (541,964)	$ (2,954,718)	$(2,933,759)

Notes to Consolidated Financial Statements continued

December 31, 2002, 2001, and 2000

Note 6—OTHER LIABILITIES (continued)

	Pension Benefits 2002	Pension Benefits 2001	Other Benefits 2002	Other Benefits 2001
Amounts recognized in the consolidated balance sheet consist of:				
Prepaid benefit cost	$ —	$ 2,608,035	$ —	$ —
Accrued benefit liability	(3,262,680)	(3,149,999)	(2,954,718)	(2,933,759)
Intangible asset	682,855	—	—	—
Accumulated other comprehensive income	2,080,553	—	—	—
Net amount recognized at year-end	$ (499,272)	$ (541,964)	$(2,954,718)	$ (2,933,759)
Other comprehensive income attributable to change in additional minimum liability recognition	$ 2,080,553	$ —	N/A	N/A
Additional year-end information for plans with benefit obligations in excess of plan assets:				
Benefit obligation	$ 8,976,914	$ 1,993,529	N/A	N/A
Fair value of plan assets	6,775,713	—	N/A	N/A
Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets:				
Projected benefit obligation	$ 8,976,914	$ 1,993,529	N/A	N/A
Accumulated benefit obligation	8,692,985	1,775,527	N/A	N/A
Fair value of plan assets	6,775,713	—	N/A	N/A

	Pension Benefits 2002	Pension Benefits 2001	Pension Benefits 2000	Other Benefits 2002	Other Benefits 2001	Other Benefits 2000
Components of net periodic benefit cost:						
Service cost	$ 190,816	$ 180,035	$ 139,882	$ 54,530	$ 60,956	78,997
Interest cost	587,649	590,268	578,487	159,749	173,587	182,214
Expected return on plan assets	(671,592)	(749,370)	(779,985)	—	—	—
Amortization of transitional (asset) obligation	(5,543)	109,101	109,100	—	—	—
Amortization of prior service cost	85,418	85,418	85,418	(11,314)	142,624	165,121
Recognized actuarial gain	(82,671)	(169,328)	(257,042)	(15,739)	(103,998)	(113,550)
Net periodic benefit cost	$ 104,077	$ 46,124	$ (124,140)	$ 187,226	$ 273,169	$ 312,782
Weighted-Average Assumptions as of December 31:						
Discount rate	6.75%	7.25%	7.75%	6.75%	7.25%	7.75%
Expected return on plan assets	8.50%	8.50%	8.50%	N/A	N/A	N/A

Assumed health care cost trend

For measurement purposes, a 12.0% annual rate of increase was assumed for 2003 for Staff (executive class) employees and grandfathered AARP (American Association of Retired Persons) groups. This rate was assumed to decrease gradually to 5.0% in 2017. No trend was assumed for other participant groups.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rates would have the following effects at year-end 2002:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on postretirement benefit obligation	$ 96,352	$ (82,686)
Effect on total of service and interest cost components	11,018	(9,161)

The Company has a voluntary savings plan for which all employees are eligible. The Plan provides for the Company to contribute a minimum of $0.25 for every dollar contributed by employees, up to 4% of their compensation, as defined. Effective November 1, 2000, the Company amended and restated the Savings Plan in its entirety to convert the Savings Plan to a plan that qualifies and meets the requirements under Section 401(k) of the Internal Revenue Code. Company contributions charged to operations under this Plan amounted to approximately $50,142 in 2002, $60,162 in 2001 and $29,933 in 2000.

NOTE 7—ACCRUED EXPENSES

Accrued expenses as of December 31, 2002 and 2001 consist of the following:

	2002	2001
Commissions	$ 118,138	$ 80,281
Payroll	153,060	131,724
Other	252,794	263,805
	$ 523,992	$ 475,810

Note 8—TREASURY STOCK

The Company has a policy offering directors, officers and employees the option to purchase reacquired shares of Homasote Company common stock on the date acquired and at the purchase price paid by the Company. A summary of activity for the years 2002, 2001 and 2000 follows:

	Acquired		Sold		Retained in Treasury	
	Shares	Cost	Shares	Cost	Shares	Cost
2002	2,000	$ 20,800	2,000	$ 20,800	—	$ —
2001	—	$ —	—	$ —	—	$ —
2000	—	$ —	200	$ 3,450	—	$ —

Note 9—FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash and cash equivalents, trade accounts receivable, trade accounts payable and accrued expenses are reflected in the consolidated financial statements at carrying value, which approximates fair value due to the short-term nature of these instruments. The carrying value of the Company's borrowings approximates their fair value based on the current rates available to the Company for similar instruments.

Note 10—COMMITMENTS AND CONTINGENCIES

The Company's primary basic raw material, wastepaper, is generally readily available from two suppliers with which the Company has purchase contracts that expire in 2009. Under the terms of the contracts, the Company is required to make purchases at a minimum price per ton, as defined, or at the prevailing market price, whichever is greater. The contracts require the Company to purchase all of the wastepaper offered by the suppliers, which is generally below the Company's normal usage. Purchases in 2002, 2001 and 2000 aggregated approximately $666,000, $844,000 and $936,000, respectively.

The Company is party to an agreement with a contractor for the construction by the contractor of an on-site co-generation facility to supply substantially all of the Company's electricity requirements and thermal energy for the pulping process. The project cost to the contractor is estimated at approximately $4.2 million. As presently contemplated, the Company would lease the facility under an operating lease with a term of ten years. The construction agreement is subject to the Company's obtaining construction and environmental permits and consummation of a definitive leasing agreement. The environmental permit application is currently under review by the New Jersey Department of Environmental Protection. There are no assurances that such agreement or lease will be consummated.

During the normal course of business, the Company is from time to time involved in various claims and legal actions. In the opinion of management, uninsured losses, if any, resulting from the ultimate resolution of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

The Company is engaged in a dispute with a former energy supplier regarding the efforts of the supplier to change the method of pricing. The Company has filed a declaratory judgment action in the Superior Court of the State of New Jersey seeking a judgment that the supplier repudiated the contract with the Company by endeavoring to implement a method of pricing that was inconsistent with the provisions of the contract. The defendant has removed the case to the Federal District Court for the District of New Jersey. The supplier filed an answer, affirmative defenses and counterclaim against the Company, seeking damages of $171,000 plus interest and attorney's fees for breach of contract of the natural gas sales contract and for breach of the implied obligation of good faith and fair dealing as well. The matter was tried in June, 2003. Post-trial submissions are due July 18, 2003 and August 1, 2003. The Company believes that the outcome of this dispute will not have a material effect on the Company's financial position, results of operations or liquidity.

Note 11 – INSURANCE SETTLEMENT

As previously reported, on January 24, 2001, the Company received $2,039,286 related to an insurance settlement, which was net of $210,714 due, or potentially due, to an insurance adjuster. The amount due to the adjuster is in dispute. The Company and its bank agreed that $330,814 of the proceeds received were restricted for use under the terms of its loan agreement with the New Jersey Economic Development Authority to pay costs incurred to repair and make certain improvements to the dryer damaged in the fires. Such amount was recorded in restricted cash and other liabilities upon receipt. The balance of the proceeds received, $1,708,472 was recorded in 2001 under other income. The Company is in the process of reinvesting the proceeds of this settlement in like kind assets (as defined by the Internal Revenue Code) and, as such, the proceeds are not currently taxable.

Independent Auditors' Report

The Board of Directors and Stockholders
Homasote Company:

We have audited the accompanying consolidated balance sheets of Homasote Company and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the financial position of Homasote Company and subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

March 4, 2003, except as to the second
paragraph of note 4, which is as of
July 24, 2003.
Short Hills, New Jersey

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

This Annual Report, including our Letter to Shareholders and Employees and this Management's Discussion and Analysis, contains forward-looking statements about the future that are necessarily subject to various risks and uncertainties. These statements are based on the beliefs and assumptions of management and on information currently available to management. These forward-looking statements are identified by words such as "estimates", "expects", "anticipates", "plans", "believes", and other similar expressions.

Factors that could cause future results to differ materially from those expressed in or implied by the forward-looking statements or historical results include the impact or outcome of:

* events or conditions which affect the building and manufacturing industries in general and the Company in particular, such as general economic conditions, employment levels, inflation, weather, strikes, international unrest, terrorist acts and other factors;
* competitive factors such as changes in choices regarding structural building materials by architects and builders and packing products by industrial firms.

Although the ultimate impact of the above and other factors are uncertain, these and other factors may cause future operating results to differ materially from results or outcomes we currently seek or expect.

This Annual Report was delayed as the result of the need by the Company to negotiate the modification and extension of its existing bank arrangements, as described under the "Liquidity and Capital Resources" section of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations 2002-2001

The Company's sales are derived from building material wholesalers and industrial manufacturers. Net sales in 2002 decreased by $653,985 or 2.5% to $25,067,400 from $25,721,385. The decrease was attributable in part to deteriorated economic conditions in the packaging industry in general and the closing of plants, and the replacement of Homasote product by a former principal export customer. Additionally, an international customer ceased purchases of private label millboard product from the Company in the fourth quarter of 2001 due to their purchase and conversion of a plant to produce their own product, significantly reducing our sales in the current year period as compared to the prior year. These factors were partially offset by increasing acceptance of the Company's new glass separator product, Staple-Safe™ and by improved shipments of the Company's polyisocyanurate and Nova product lines in the current year period.

Gross profit as a percentage of sales decreased to 23.1% in 2002 from 23.8% in 2001. The decrease resulted primarily from production interruptions and inefficiencies due to extended maintenance shutdowns of board making lines and the primary saw operation. These events resulted in abnormally low levels of board production and underabsorption of manufacturing overhead. Significant reductions in the cost of fuel and labor and associated fringe costs as compared to the year earlier period were partially offset by increases in the cost of depreciation and insurance. Decreased demand for product as discussed above also contributed to a reduction of gross profit dollars.

Selling, general and administrative expenses decreased $30,311 from $6,270,149 in 2001 to $6,239,838 in 2002, and as a percentage of sales were 24.9% in 2002 as compared to 24.4% in 2001. The increase in the relative percentage of selling, general and administrative expenses is primarily attributable to the reduced volume of sales in 2001. Decreases in administration, bonus and other compensation were partially offset by increases in the cost of Company-placed advertising and sales incentive programs, increased sales agent commission costs due to the substitution of house accounts with commissionable sales, and professional fees.

Interest income decreased to $13,369 in 2002 as compared to $75,962 in 2001. The decrease in interest income is attributable to lower levels of invested funds received in the insurance settlement during 2001 as discussed below and lower prevailing interest rates.

Interest expense on debt decreased to $77,182 in 2002 from $102,212 in 2001. The decrease is primarily attributable to reductions in the cost of borrowed funds, partially offset by an increase in average borrowings.

As discussed below, in 2001 the Company received an insurance settlement in the amount of $1,708,472. No such proceeds were received in 2002.

Other income decreased to $10,652 in 2002 from $16,592 in 2001 due primarily to decreases in the net price of corrugated paper sold as scrap.

As a result of the foregoing, net loss in 2002 was $500,411 as compared to net income of $1,554,771 in 2001.

Results of Operations 2001-2000

The Company's sales are derived from building material wholesalers and industrial manufacturers. Net sales in 2001 decreased by $2,023,561 or 7.3% to $25,721,385 from $27,744,946. The decrease is attributable primarily to deteriorating economic conditions in the building products and packaging industries. Additionally, the implementation of a necessary 7% energy surcharge by the Company effective for shipments during the first seven months of 2001 encountered significant resistance from millboard and industrial distributors, retailers and end users. In the industrial division, the energy surcharge and other price adjustments adversely affected the specification of Homasote in packaging products, principally major appliances. A key industrial account of the Company that supplies the appliance industry closed several of its manufacturing facilities which also contributed to the shortfall in sales. The severe downturn in the steel industry, partially due to the impact of imports, resulted in reduced sales of steel separators. Lower sales in the fourth quarter of 2001 as compared to 2000 were the result of factors discussed above as well as reductions of customer inventory levels in response to economic conditions and the cessation of sales to an international customer.

Gross profit as a percentage of sales decreased to 23.8% in 2001 from 24.4% in 2000. The decrease resulted primarily from increased energy costs in the first quarter of 2001, partially offset by the energy surcharge discussed above, and extended maintenance shutdowns of a production line in both the first and third quarters. Increased productivity and efficiencies realized from the production line overhauls were partially offset by increases in wage rates and health and general insurance costs.

Selling, general and administrative expenses decreased $190,098 from $6,460,247 in 2000 to $6,270,149 in 2001, and as a percentage of sales were 24.4% in 2001 as compared to 23.3% in 2000. The increase in the relative percentage of selling, general and administrative expenses is due primarily to the lower level of sales in 2001. Decreases in the level of sales agent commission costs, Company-placed advertising and customer incentive programs were partially offset by increases in the cost of compensation, retirement benefits and a new cooperative advertising program.

Interest income increased to $75,962 in 2001 as compared to $65,315 in 2000. The increase in interest income is attributable primarily to the earnings from an investment of funds received in the insurance settlement discussed elsewhere in this discussion and analysis.

Interest expense on debt decreased to $102,212 in 2001 from $130,003 in 2000. The decrease is primarily attributable to reductions in the Company's cost of borrowed funds partially offset by the Company's increase in net borrowings.

As previously reported, on January 24, 2001, the Company received $2,039,286 related to an insurance settlement, which was net of $210,714 due, or potentially due, to an insurance adjuster. The amount due to the adjuster is in dispute. The Company and its bank agreed that $330,814 of the proceeds received are restricted for use under the terms of its loan agreement with the New Jersey Economic Development Authority to pay costs incurred to repair and make certain improvements to the dryer damaged in the fires. Such amount was recorded in restricted cash and other liabilities upon receipt. The balance of the proceeds received, $1,708,472, has been recorded under other income. The Company is in the process of reinvesting the proceeds of this settlement in like kind assets (as defined by the Internal Revenue Code) and, as such, the proceeds are not currently taxable.

Other income decreased to $16,592 in 2001 from $45,186 in 2000 due primarily to decreases in the net price of corrugated paper sold as scrap.

There was no income tax expense in 2001 due to a decrease in the deferred tax valuation allowance and the utilization of federal and state operating loss carryforwards.

As a result of the foregoing, net income in 2001 improved to $1,554,771 from $313,692 in 2000.

Liquidity and Capital Resources

Cash flows from operating activities and bank borrowings are the primary sources of liquidity. Net cash provided by operating activities amounted to $0.4 million in 2002, and $1.6 million in 2001. At December 31, 2002, the Company had working capital of $2,448,499 as compared to $3,089,004 at December 31, 2001, a decrease of $640,505.

Capital expenditures for new and improved facilities and equipment, financed primarily through debt and the insurance proceeds discussed above, were $0.9 million in 2002, $1.4 million in 2001 and $1.5 million in 2000. The Company has estimated capital expenditures for 2003 in the amount of $0.6 million, to implement manufacturing equipment replacement and improvement projects. Such expenditures include the complete overhaul of a production line mold and other Coe dryer related projects, utilizing in part, funds available from the settlement with its insurance carrier.

Cash flows used in financing activities was $0.4 million in 2002 compared to $0.1 million provided in 2001, primarily as a result of the repayment of long-term debt of $0.4 million.

The Company is party to a loan agreement (the "Agreement") and promissory note with the New Jersey Economic Development Authority (the "Authority"). Under the Agreement, the Authority loaned the Company $4,140,000 out of the proceeds from the issuance of the Authority's Economic Growth Bonds (Greater Mercer County Composite Issue) 1996 Series E (the "Bonds") to be used in connection with specified capital expenditures described in the Agreement. Interest is charged at the variable rate of interest due on the Bonds (1.0% to 1.9% in 2002 and 1.1% to 4.3% in 2001).

In connection with the Agreement, the Authority also entered into a trust indenture with a bank (the "Bank") to serve as trustee and tender agent for the loan proceeds. The trust indenture is secured in part by the Agreement and by a direct pay Letter of Credit facility in the face amount of $4,209,000 of which $1,858,333 was outstanding at December 31, 2002. Principal and interest are payable monthly to the trustee in varying amounts through 2006. The Letter of Credit facility, which expires on November 15, 2003, contains financial and other covenants including minimum tangible net worth, cash flow coverage, current ratio and maximum liabilities to tangible net worth (all as defined). The Agreement was amended effective as of November 14, 2002 (the "Amended Agreement"). The Amended Agreement further provides for collateralization of the Letter of Credit facility with substantially all of the Company's assets excluding real property. The Company was not in compliance with the minimum tangible net worth and maximum liabilities to tangible net worth covenants as of December 31, 2002. This noncompliance was primarily attributable to the fluctuation in 2002, in accumulated other comprehensive loss resulting from a significant increase in the minimum pension liability. On April 29, 2003, the Company received a waiver of such non-compliance from the Bank as well as a commitment (the "Commitment") for a prospective amendment to the definition of equity for purposes of the financial covenants. In future periods, the definition of tangible net worth for purposes of covenant calculations will exclude accumulated other comprehensive income or loss attributable to pension. The Commitment further provides for an extension of the Letter of Credit facility through March 31, 2004 provided the Company is in compliance with all financial covenants and certain other conditions as defined. The Amended Agreement, which was further amended on May 29, 2003 (the "May 2003 Amendment"), revies the definition of tangible net worth, in accordance with the Commitment as previously discussed. The May 2003 Amendment also modifies prospectively the covenants relating to tangible net worth, cash flow coverage and current ratio. On July 24, 2003 the Company received from the Bank a waiver respecting the Company's noncompliance as of June 30, 2003 with the Cash Flow Coverage Ratio. Other than such noncompliance as of June 30, 2003, management believes it will be in compliance with the May 2003 amendment through December 31, 2003.

The Company had a $1.5 million demand note line of credit agreement with the Bank, the expiration of which was November 14, 2002. Interest was payable monthly at the Bank's prime rate less 0.25%. On November 14, 2002 the line of credit was renewed with an expiration date of June 30, 2003. Under the line of credit note, the Company may borrow up to a specified percentage of eligible receivables and inventory as defined. Interest is payable monthly at the Bank's prime rate (4.25% at December 31, 2002) plus 0.25%. As of December 31, 2002, $597,000 was outstanding under the line of credit. The unused credit available under this facility at December 31, 2002 was $903,000. The line of credit note also provides for an unused line of credit fee of 0.25% per annum. The note provides for prepayments and advances as required to satisfy working capital needs. The note is collateralized by substantially all of the Company's assets excluding real property. On May 29, 2003 the line of credit note was amended and restated to provide for an expiration date of March 31, 2004. All other terms of the note continue as defined in the renewal dated November 14, 2002.

Management believes that cash flows from operations, coupled with its bank credit facilities, are adequate for the Company to meet its obligations through the first quarter of 2004.

Disclosures About Contractual Obligations and Commercial Commitments:

	Cash Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Short-term debt	$ 597,000	$ 597,000	$ –	$ –	$ –
Long-term debt including current installments	1,858,333	462,500	1,395,833	–	–
Employment contracts	2,392,000	350,000	1,050,000	700,000	292,000
	$4,847,333	$1,409,500	$2,445,833	$ 700,000	$ 292,000

In addition to the aforementioned contractual obligations and commercial commitments, the Company has certain benefit plan obligations (see *note 6* of the Company's consolidated financial statements) the timing of which is presently unknown and is contingent upon the retirement dates of the respective participants.

The Company is party to an agreement with a contractor for the construction by the contractor of an on-site co-generation facility to supply substantially all of the Company's electricity requirements and thermal energy for the pulping process. The project cost to the contractor is estimated at approximately $4.2 million. As presently contemplated, the Company would lease the facility under an operating lease with a term of ten years. The construction agreement is subject to the Company's obtaining construction and environmental permits and consummation of a definitive leasing agreement. The environmental permit application is currently under review by the New Jersey Department of Environmental Protection. There are no assurances that such agreement or lease will be consummated.

The Company is a party to purchase agreement contracts to purchase readily available wastepaper from two suppliers. Under the terms of the contracts, the Company is required to make purchases at a minimum price per ton, as defined, or at the prevailing market price, whichever is greater. The contracts require the Company to purchase all of the wastepaper offered by the suppliers, which is generally below the Company's normal usage. Purchases in 2002, 2001 and 2000 aggregated approximately $666,000, $844,000 and $936,000, respectively. The contracts expire in 2009.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, *Accounting for Asset Retirement Obligations.* SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company will adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's consolidated financial statements.

On January 1, 2003, the Company will adopt the provisions of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 amends existing accounting rules for these costs by requiring that a liability be recorded at fair value when incurred. The liability would be reviewed regularly for changes in fair value with adjustments recorded in the consolidated financial statements. SFAS No. 146 also provides specific guidance for lease termination costs and one-time employee termination benefits when incurred as part of an exit or disposal activity. SFAS No. 146 will change the measurement and timing of costs associated with exit and disposal activities initiated after December 31, 2002. The provisions of SFAS No. 146 will be applied prospectively to all such costs, and are not expected to impact the Company's financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), *Consolidation of Variable Interest Entities.* FIN 46 provides guidance on the identification of variable interest entities, entities for which control is achieved through means other than through voting rights, and how to determine whether a variable interest holder should consolidate the variable interest entities. This interpretation applies immediately to all variable interest entities created after January 31, 2003. The effective date for applying FIN 46's consolidation requirements to variable interest entities acquired before February 1, 2003 is the beginning of the Company's third quarter 2003. The Company does not expect the adoption of FIN 46 to have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance or modification of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a roll-forward of the entity's product warranty liabilities. The Company has adopted the provisions of FIN 45 and has included the required disclosures in Note 1, "Product Warranties". FIN 45 is not expected to have a material effect on the Company's consolidated results of operations and financial position.

Critical Accounting Policies

The Securities and Exchange Commission has issued disclosure guidance for "critical accounting policies." The SEC defines "critical accounting policies" as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Management is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results could differ from those estimates.

The significant accounting policies are described in Note 1 of the notes to consolidated financial statements included in the Company's 2002 Annual Report on Form 10-K. Not all of these significant accounting policies require management to make difficult, subjective or complex judgments or estimates. However, management considers the following policies to be critical within the SEC definition.

Pension and Other Postretirement Benefits

The costs and obligations of the Company's pension and retiree medical plans are calculated using many assumptions to estimate the benefit that the employee earns while working, the amount of which cannot be completely determined until the benefit payments cease. The most significant assumptions, as presented in Other Liabilities (*Note 6*) in the Notes to Consolidated Financial Statements, include discount rate, expected return on plan assets, mortality rates, future trends in health care costs and future pay increases (Supplemental Plan only). The selection of assumptions is based on historical trends and known economic and market conditions at the time of valuation. Actual results may differ substantially from these assumptions. These differences may significantly impact future pension or retiree medical expenses.

Annual pension and retiree expense is principally the sum of four components: 1) value of benefits earned by employees for working during the year; 2) increase in liability from interest; less 3) expected return on plan assets (Pension Plan only); and 4) other gains and losses as described below. The expected return on plan assets is calculated by applying an assumed long-term rate of return to the fair value of plan assets. In any given year, actual returns can differ significantly from the expected return. Differences between the actual and expected return on plan assets are combined with gains or losses resulting from the revaluation of plan liabilities. Plan liabilities are revalued annually, based on updated assumptions and information about the individuals covered by the plan. The combined gain or loss is generally expensed evenly over the remaining years that employees are expected to work.

If the value of pension plan assets is less than the accumulated pension benefit obligation, accounting standards require a company's balance sheet to include a pension liability equal to the difference. The adjustment to record this additional liability is charged to accumulated other comprehensive loss in stockholders' equity. The Company recorded a charge of $2.1 million to accumulated other comprehensive loss in 2002 to reflect required minimum pension liabilities.

The Company's funding policy for the Pension Plan is to contribute amounts sufficient to meet minimum funding requirements set forth in U.S. employee benefit and tax laws. The Company does not expect cash contributions to the Pension Plan to be required in 2003. The Company's policy for funding the Supplemental Plan and Postretirement Benefit Plan is to contribute benefits in amounts as determined at the discretion of management. As of December 31, 2002 and 2001, these Plans were unfunded.

Inventories

Inventories are valued at the lower of weighted average actual cost, which approximates first-in, first-out (FIFO) or market value and have been reduced by an allowance for excess and obsolete inventories. The estimate is based on management's review of inventories on hand compared to estimated future usage and sales. Cost includes material, labor and manufacturing overhead.

Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company does not have any goodwill or identifiable intangible assets.

Deferred Income Tax

A portion of the deferred tax assets, which have been recorded by the Company, represent net operating loss carry-forwards. A valuation allowance has been recorded for certain capital losses and other deferred tax assets. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon this assessment, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of existing valuation allowances at December 31, 2002. The amount of net deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Accounts Receivable

The Company estimates an allowance for doubtful accounts after considering the collectibility of balances due, the credit worthiness of the customer and its current level of business with the customer. Actual results could differ from these estimates.

Inflation and Economy

The Company will continue to maintain a policy of constantly monitoring such factors as product demand and costs, and will adjust prices as these factors and the economic conditions warrant. Management believes the business operations of the Company have been affected by the general decline in the economy.

Other Developments

As of December 31, 2002 the Company ceased the manufacture of foam products at the Company's West Trenton facility. Prior to this date, the Company negotiated a contract to private label these products with another manufacturer. The Company does not expect any change in demand for these products which continue to be sold. The manufacturing assets were fully depreciated. The Company intends to sell these manufacturing assets to third parties in future periods. Gains on these sales, if any, will be recorded in the period sold.

Summarized (unaudited) quarterly financial data of the Company for years 2002 and 2001 are as follows:

(in thousands of dollars except per share data)

	2002				2001			
	First	Second	Third	Fourth	First	Second	Third	Fourth
Net sales	$ 6,449	$ 6,387	$ 5,981	$ 6,250	$ 6,868	$ 6,779	$ 6,415	$ 5,659
Gross profit	$ 1,411	$ 1,870	$ 1,203	$ 1,308	$ 1,450	$ 1,992	$ 1,569	$ 1,101
Net (loss) earnings	$ (319)	$ 185	$ (340)	$ (26)	$ 1,540	$ 369	$ (58)	$ (296)
Basic and diluted net (loss) earnings per common share	$ (.92)	$ .53	$ (.97)	$ (.08)	$ 4.42	$ 1.06	$ (0.17)	$ (0.85)

Board of Directors



Joseph A. Bronsard
Homasote Retiree



Michael R. Flicker
Attorney at Law



Warren L. Flicker
Chairman of the Board,
Chief Executive Officer



Irene T. Graham
Homasote Retiree



Peter J. McElvogue
President



Peter N. Outerbridge
Chairman of the Board
of Chelston Management
Ltd.



James M. Reiser
Vice President & Chief
Financial Officer



Charles A. Sabino
Tax Consultant
Self employed



Norman Sharlin
President & Chief
Operating Officer
Sharlin Lite Corp.

Other Officers



Jennifer D. Bartkovich
Corporate Secretary

Stock Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Common Stock Listed

OTC

Independent Auditors

KPMG LLP
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Notice of 10-K Annual Report

The Form 10-K Annual Report, without exhibits, as filed with the Securities and Exchange Commission is available free of charge after March 30 of each year to shareholders and prospective investors upon request. The exhibits are available for $5.

Mailing Address: P.O. Box 7240, West Trenton, NJ 08628-0240

Printed on
Recycled Paper

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